

Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

By Electronic Mail

July 27, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 27, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from 8i Acquisition 2 Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Ordinary Shares, no par value
Warrants
Units
Rights

We further certify that the securities described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi